SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 15, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 15, 2010, the Company reported that has executed a purchase agreement (the “Agreement”) with TGLT S.A. (“TGLT”) in order to transfer the property the former owns, located at 3351/3359 Beruti street, between Bulnes street and Coronel Diaz avenue in the City of Buenos Aires (the “Property”). In the aforementioned Property TGLT intends to build an apartment building with both residential and commercial parking spaces.

As a consideration for the transfer of the Property TGLT has to transfer to the Company: (i) a number of residential units to be determined, representing 17.33% of the total square meters of the aforementioned residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined representing 15.82% of the total square meters of the aforementioned residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10,700,000 to be paid simultaneously with the signing of the deed of the Property in favor of TGLT.

The abovementioned transaction is subject to the condition that TGLT finishes its IPO (the “Condition”). In the event that the Condition is not fulfilled and that the Company decides to continue with the transaction, as consideration for the transfer of the Property, TGLT shall transfer a higher amount of square meters of the units mentioned in (i) and (ii) in the previous paragraph, as well as all the commercial parking spaces to be constructed in the building.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: October 18, 2010.